[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]
March 16, 2009
VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:       Jennifer R. Hardy

Re:	McJunkin Red Man Holding Corporation Registration Statement on Form S-1 (File No. 333-153091) Request for Withdrawal
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, on behalf of McJunkin Red Man Holding Corporation (the “Registrant”), hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of Registration Statement File No. 333-153091, and all amendments and exhibits thereto (collectively, the “Registration Statement”).
     The Registrant requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement due to current market conditions for initial public offerings. The Registrant did not print or distribute any preliminary prospectuses, or actively offer for sale or sell any securities under the Registration Statement. In accordance with Rule 477(c) under the Securities Act, the Registrant advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     If you have any questions or require further information or documentation, please do not hesitate to contact me at 212-859-8735.

Very truly yours,
/s/ Michael A. Levitt
Michael A. Levitt

cc:	Era Anagnosti (Securities and Exchange Commission)
Rufus Decker (Securities and Exchange Commission)
Nudrat Salik (Securities and Exchange Commission)
Andrew R. Lane (McJunkin Red Man Holding Corporation)
Stephen W. Lake (McJunkin Red Man Holding Corporation)